[LETTERHEAD OF T.ROWE PRICE GROUP, INC.]

December 19, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Rule 17g-1 Filing for Registered Investment Companies Managed by Affiliates of

T. Rowe Price Group, Inc. (the “Funds”):

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing with the Securities and Exchange Commission:

i.	A copy of the joint fidelity blanket bond (the “Bond”) executed on behalf of the Funds and providing for coverage of $135 million issued by ICI Mutual acting as lead underwriter during the policy term for the period August 31, 2019 to August 31, 2020;

ii.	A copy of the resolutions of the Board of Directors/Trustees of the Funds, including a majority of the Directors/Trustees who are not “interested persons” (as defined in the 1940 Act), approving the amount, type, form, coverage of the Bond and the portion of the premium to be paid by each Fund, and allocation of premiums and recoveries under the Bond;

iii.	A copy of the joint fidelity bond agreement concerning the allocation of premiums and recoveries under the Bond; and

iv.	A chart that shows for each Fund (i) each fund’s Gross Assets; and (ii) the amount of the single insured bond that would have been provided and maintained had the Fund not been named as an insured under a joint insured bond.

Please note that the premium has been paid in its entirety.

Should you have any questions, please contact Jennifer L. Whitman at (410) 577-4823.

Yours truly,

/s/ Darrell N. Braman

Darrell N. Braman

Secretary, each Fund listed on Schedule A

Enclosures

cc: Jennifer L Whitman

SCHEDULE A 1

[1] Investment Companies as of August 31, 2019

T. Rowe Price Balanced Fund, Inc.
T. Rowe Price Blue Chip Growth Fund, Inc.
T. Rowe Price Capital Appreciation Fund, Inc.
T. Rowe Price Communications and Technology Fund, Inc.
T. Rowe Price Corporate Income Fund, Inc.
T. Rowe Price Credit Opportunities Fund, Inc.
T. Rowe Price Diversified Mid-Cap Growth Fund, Inc.
T. Rowe Price Dividend Growth Fund, Inc.
T. Rowe Price Equity Income Fund, Inc.
T. Rowe Price Equity Series, Inc. (Variable Annuity)
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Blue Chip Growth Portfolio - II
T. Rowe Price Equity Income Portfolio
T. Rowe Price Equity Income Portfolio - II
T. Rowe Price Equity Index 500 Portfolio
T. Rowe Price Health Sciences Portfolio
T. Rowe Price Health Sciences Portfolio - II
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price Mid-Cap Growth Portfolio - II
T. Rowe Price New America Growth Portfolio
T. Rowe Price Moderate Allocation Portfolio
T. Rowe Price Financial Services Fund, Inc.
T. Rowe Price Fixed Income Series, Inc. (Variable Annuity)
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Limited-Term Bond Portfolio – II
T. Rowe Price Government Money Portfolio
T. Rowe Price Floating Rate Fund, Inc.
T. Rowe Price Global Allocation Fund, Inc.
T. Rowe Price Global Multi-Sector Bond Fund, Inc.
T. Rowe Price Global Real Estate Fund, Inc.
T. Rowe Price Global Technology Fund, Inc.
T. Rowe Price GNMA Fund, Inc.
T. Rowe Price Government Money Fund, Inc.
T. Rowe Price Growth & Income Fund, Inc.
T. Rowe Price Growth Stock Fund, Inc.
T. Rowe Price Health Sciences Fund, Inc.
T. Rowe Price High Yield Fund, Inc.
T. Rowe Price U.S. High Yield Fund
T. Rowe Price Index Trust, Inc.
T. Rowe Price Equity Index 500 Fund
T. Rowe Price Mid-Cap Index Fund
T. Rowe Price Small-Cap Index Fund

T. Rowe Price Extended Equity Market Index Fund
T. Rowe Price Total Equity Market Index Fund
T. Rowe Price Inflation Protected Bond Fund, Inc.
T. Rowe Price Institutional Equity Funds, Inc.
T. Rowe Price Institutional Large-Cap Core Growth Fund
T. Rowe Price Institutional Large-Cap Growth Fund
T. Rowe Price Institutional Large-Cap Value Fund
T. Rowe Price Institutional Mid-Cap Equity Growth Fund
T. Rowe Price Institutional Small-Cap Stock Fund
T. Rowe Price Institutional U.S. Structured Research Fund
T. Rowe Price Institutional Income Funds, Inc.
T. Rowe Price Institutional Cash Reserves Fund
T. Rowe Price Institutional Core Plus Fund
T. Rowe Price Institutional Floating Rate Fund
T. Rowe Price Institutional High Yield Fund
T. Rowe Price Institutional Long Duration Credit Fund
T. Rowe Price Institutional International Funds, Inc.
T. Rowe Price Institutional Africa & Middle East Fund
T. Rowe Price Institutional International Disciplined Equity Fund
T. Rowe Price Institutional Emerging Markets Bond Fund
T. Rowe Price Institutional Emerging Markets Equity Fund
T. Rowe Price Institutional Frontier Markets Equity Fund
T. Rowe Price Institutional Global Focused Growth Equity Fund
T. Rowe Price Institutional Global Growth Equity Fund
T. Rowe Price Institutional Global Value Equity Fund
T. Rowe Price Institutional International Core Equity Fund
T. Rowe Price Institutional International Growth Equity Fund
T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.
T. Rowe Price International Funds, Inc.
T. Rowe Price Africa & Middle East Fund
T. Rowe Price Asia Opportunities Fund
T. Rowe Price Dynamic Credit Fund
T. Rowe Price Dynamic Global Bond Fund
T. Rowe Price Emerging Europe Fund
T. Rowe Price Emerging Markets Bond Fund
T. Rowe Price Emerging Markets Corporate Bond Fund
T. Rowe Price Emerging Markets Discovery Stock Fund
T. Rowe Price Emerging Markets Local Currency Bond Fund
T. Rowe Price Emerging Markets Stock Fund
T. Rowe Price European Stock Fund
T. Rowe Price Global Consumer Fund
T. Rowe Price Global Growth Stock Fund
T. Rowe Price Global High Income Bond Fund
T. Rowe Price Global Industrials Fund
T. Rowe Price Global Stock Fund

T. Rowe Price International Bond Fund
T. Rowe Price International Bond Fund (USD Hedged)
T. Rowe Price International Disciplined Equity Fund
T. Rowe Price International Discovery Fund
T. Rowe Price International Value Equity Fund
T. Rowe Price International Stock Fund
T. Rowe Price Japan Fund
T. Rowe Price Latin America Fund
T. Rowe Price New Asia Fund
T. Rowe Price Overseas Stock Fund
T. Rowe Price International Index Fund, Inc.
T. Rowe Price International Equity Index Fund
T. Rowe Price International Series, Inc.
T. Rowe Price International Stock Portfolio
T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc.
T. Rowe Price Mid-Cap Growth Fund, Inc.
T. Rowe Price Mid-Cap Value Fund, Inc.
T. Rowe Price Multi-Sector Account Portfolios, Inc. (MAPS)
T. Rowe Price Emerging Markets Corporate Multi- Sector Account Portfolio
T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio
T. Rowe Price Floating Rate Multi-Sector Account Portfolio
T. Rowe Price High Yield Multi-Sector Account Portfolio
T. Rowe Price Investment-Grade Corporate Multi-Sector Account Portfolio
T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio
T. Rowe Price Multi-Strategy Total Return Fund
T. Rowe Price New America Growth Fund, Inc.
T. Rowe Price New Era Fund, Inc.
T. Rowe Price New Horizons Fund, Inc.
T. Rowe Price New Income Fund, Inc.
T. Rowe Price Personal Strategy Funds, Inc.
T. Rowe Price Personal Strategy Balanced Fund
T. Rowe Price Personal Strategy Growth Fund
T. Rowe Price Personal Strategy Income Fund
T. Rowe Price Quantitative Management Funds, Inc.
T. Rowe Price QM Global Equity Fund
T. Rowe Price QM U.S. Small-Cap Growth Equity Fund
T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund
T. Rowe Price QM U.S. Value Equity Fund
T. Rowe Price Real Assets Fund, Inc.
T. Rowe Price Real Estate Fund, Inc.
T. Rowe Price Reserve Investment Funds, Inc.
T. Rowe Price Treasury Reserve Fund
T. Rowe Price Government Reserve Fund
T. Rowe Price Short-Term Fund
T. Rowe Price Short-Term Government Fund

T. Rowe Price Retirement Funds, Inc.
T. Rowe Price Retirement Balance Fund
T. Rowe Price Retirement 2005 Fund
T. Rowe Price Retirement 2010 Fund
T. Rowe Price Retirement 2015 Fund
T. Rowe Price Retirement 2020 Fund
T. Rowe Price Retirement Income 2020 Fund
T. Rowe Price Retirement 2025 Fund
T. Rowe Price Retirement 2030 Fund
T. Rowe Price Retirement 2035 Fund
T. Rowe Price Retirement 2040 Fund
T. Rowe Price Retirement 2045 Fund
T. Rowe Price Retirement 2050 Fund
T. Rowe Price Retirement 2055 Fund
T. Rowe Price Retirement 2060 Fund
T. Rowe Price Retirement I 2005 Fund
T. Rowe Price Retirement I 2010 Fund
T. Rowe Price Retirement I 2015 Fund
T. Rowe Price Retirement I 2020 Fund
T. Rowe Price Retirement I 2025 Fund
T. Rowe Price Retirement I 2030 Fund
T. Rowe Price Retirement I 2035 Fund
T. Rowe Price Retirement I 2040 Fund
T. Rowe Price Retirement I 2045 Fund
T. Rowe Price Retirement I 2050 Fund
T. Rowe Price Retirement I 2055 Fund
T. Rowe Price Retirement I 2060 Fund
T. Rowe Price Retirement I Balanced Fund
T. Rowe Price Target 2005 Fund
T. Rowe Price Target 2010 Fund
T. Rowe Price Target 2015 Fund
T. Rowe Price Target 2020 Fund
T. Rowe Price Target 2025 Fund
T. Rowe Price Target 2030 Fund
T. Rowe Price Target 2035 Fund
T. Rowe Price Target 2040 Fund
T. Rowe Price Target 2045 Fund
T. Rowe Price Target 2050 Fund
T. Rowe Price Target 2055 Fund
T. Rowe Price Target 2060 Fund
T. Rowe Price Science & Technology Fund, Inc.
T. Rowe Price Short-Term Bond Fund, Inc.
T. Rowe Price Short-Term Bond Fund
T. Rowe Price Ultra Short-Term Bond Fund
T. Rowe Price Small-Cap Stock Fund, Inc.

T. Rowe Price Small-Cap Value Fund, Inc.
T. Rowe Price Spectrum Fund, Inc.
Spectrum Growth Fund
Spectrum Income Fund
Spectrum International Fund
T. Rowe Price State Tax-Free Funds, Inc.
T. Rowe Price California Tax-Free Bond Fund
T. Rowe Price California Tax-Free Money Fund
T. Rowe Price Georgia Tax-Free Bond Fund
T. Rowe Price Maryland Short-Term Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Money Fund
T. Rowe Price New Jersey Tax-Free Bond Fund
T. Rowe Price New York Tax-Free Bond Fund
T. Rowe Price New York Tax-Free Money Fund
T. Rowe Price Virginia Tax-Free Bond Fund
T. Rowe Price Summit Funds, Inc.
T. Rowe Price Cash Reserves Fund
T. Rowe Price Summit Municipal Funds, Inc.
T. Rowe Price Summit Municipal Income Fund
T. Rowe Price Summit Municipal Intermediate Fund
T. Rowe Price Summit Municipal Money Market Fund
T. Rowe Price Tax-Efficient Funds, Inc.
T. Rowe Price Tax-Efficient Equity Fund
T. Rowe Price Tax-Exempt Money Fund, Inc.
T. Rowe Price Tax-Free High Yield Fund, Inc.
T. Rowe Price Tax-Free Income Fund, Inc.
T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.
T. Rowe Price Tax-Free Ultra Short-Term Bond Fund
T. Rowe Price Total Return Fund, Inc.
T. Rowe Price U.S. Bond Enhanced Index Fund, Inc.
T. Rowe Price U.S. Equity Research Fund, Inc.
T. Rowe Price U.S. Equity Research Fund
T. Rowe Price U.S. Large-Cap Core Fund, Inc.
T. Rowe Price U.S. Treasury Funds, Inc.
U.S. Treasury Intermediate Fund
U.S. Treasury Long-Term Fund
U.S. Treasury Money Fund
T. Rowe Price Value Fund, Inc.

Fidelity Bond Resolutions:

RESOLVED, that each T. Rowe Price Fund (“Price Fund”) shall be named as an insured under a joint insured fidelity bond (the “Fidelity Bond”) having an aggregate coverage of not less than $135 million issued by ICI Mutual, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Price Funds from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940 (the “1940 Act”); and

FURTHER RESOLVED, that the proposed form and amount of the Fidelity Bond be, and the same hereby are, approved by each Board of Directors (including all of the independent directors), based on such factors including, but not limited to the amount of the Fidelity Bond, the expected value of the assets of the Price Funds to which any person covered under the Fidelity Bond may have access, the estimated amount of the premium for such Fidelity Bond, the type and terms of the arrangements made for the custody and safekeeping of the Price Funds’ assets, and the nature of the securities in the Price Funds’ respective portfolios; and

FURTHER RESOLVED, that the share of the premium to be allocated to each of the Price Funds and T. Rowe Price Group, Inc. (“Price Group”) and its affiliates for the Fidelity Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Fidelity Bond had been purchased separately, be, and the same hereby is, approved by each Board of Directors (including all of the independent directors), after having given due consideration to, among other things, the number of other parties insured under the Fidelity Bond, the nature of the business activities of those other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the parties named as insureds, and the extent to which the share of the premium allocated to each Price Fund under the Fidelity Bond is less than the premium that such Price Fund would have had to pay had it maintained a comparable single insured bond; and

FURTHER RESOLVED, that the officers of the Price Funds be, and each of them hereby is, authorized and empowered to obtain the Fidelity Bond and pay the premium thereof; and

FURTHER RESOLVED, that the agreement among the Price Funds and Price Group providing that in the event that any recovery is received under the Fidelity Bond as a result of a loss sustained by a Price Fund and also by any other named insured, the Price Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers of the Price Funds may determine to be necessary or desirable and proper with the advice of counsel, the execution of said joint fidelity bond agreement by such officers to be conclusive evidence of such determination; and

FURTHER RESOLVED, that Darrell N. Braman, Secretary of the Price Funds, or his designee, be, and hereby is, designated as the party responsible for making the necessary filings and giving of notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Price Funds are authorized and directed to take such action with respect to obtaining additional fidelity bond coverage as they deem it necessary or appropriate pursuant to Rule 17g-1 under the 1940 Act.

Exhibit A - 17g-1 Minimum Required Coverage Calculation
Registered Investment Company	Gross Assets Registrant as of 8/31/19	Minimum 17g-1 Required Coverage
T. Rowe Price Balanced Fund, Inc.	$4,387,428,579	$2,500,000
T. Rowe Price Blue Chip Growth Fund, Inc.	$64,222,902,511	$2,500,000
T. Rowe Price Capital Appreciation Fund, Inc.	$35,890,408,109	$2,500,000
T. Rowe Price Communications and Technology Fund, Inc.	$6,225,815,680	$2,500,000
T. Rowe Price Corporate Income Fund, Inc.	$756,593,622	$1,000,000
T. Rowe Price Credit Opportunities Fund, Inc.	$73,444,773	$400,000
T. Rowe Price Diversified Mid-Cap Growth Fund, Inc.	$1,656,259,280	$1,500,000
T. Rowe Price Dividend Growth Fund, Inc.	$12,339,675,017	$2,500,000
T. Rowe Price Equity Income Fund, Inc.	$19,524,416,265	$2,500,000
T. Rowe Price Equity Series, Inc. (Variable Annuity)	$3,827,241,423	$2,300,000
T. Rowe Price Financial Services Fund, Inc.	$765,159,886	$1,000,000
T. Rowe Price Fixed Income Series, Inc. (Variable Annuity)	$510,191,430	$900,000
T. Rowe Price Floating Rate Fund, Inc.	$1,759,231,396	$1,500,000
T. Rowe Price Global Allocation Fund, Inc.	$713,144,022	$900,000
T. Rowe Price Global Multi-Sector Bond Fund, Inc.	$1,184,364,479	$1,250,000
T. Rowe Price Global Real Estate Fund, Inc.	$136,462,972	$525,000
T. Rowe Price Global Technology Fund, Inc.	$4,645,829,116	$2,500,000
T. Rowe Price GNMA Fund, Inc.	$1,521,094,405	$1,500,000
T. Rowe Price Government Money Fund, Inc.	$8,407,512,792	$2,500,000
T. Rowe Price Growth & Income Fund, Inc.	$1,969,757,718	$1,500,000
T. Rowe Price Growth Stock Fund, Inc.	$53,846,216,948	$2,500,000
T. Rowe Price Health Sciences Fund, Inc.	$12,478,609,075	$2,500,000
T. Rowe Price High Yield Fund, Inc.	$8,391,418,023	$2,500,000
T. Rowe Price Index Trust, Inc.	$32,048,743,915	$2,500,000
T. Rowe Price Inflation Protected Bond Fund, Inc.	$393,838,668	$750,000
T. Rowe Price Institutional Equity Funds, Inc.	$40,051,881,277	$2,500,000
T. Rowe Price Institutional Income Funds, Inc.	$6,165,634,140	$2,500,000
T. Rowe Price Institutional International Funds, Inc.	$2,852,993,830	$1,900,000
T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.	$54,082,113	$400,000
T. Rowe Price International Funds, Inc.	$88,302,697,207	$2,500,000
T. Rowe Price International Index Fund, Inc.	$562,462,130	$900,000
T. Rowe Price International Series, Inc.	$271,153,054	$750,000
T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc.	$8,729,214,400	$2,500,000
T. Rowe Price Mid-Cap Growth Fund, Inc.	$33,398,219,095	$2,500,000
T. Rowe Price Mid-Cap Value Fund, Inc.	$12,053,484,275	$2,500,000
T. Rowe Price Multi-Sector Account Portfolios, Inc. (MAPS)	$331,583,923	$750,000
T. Rowe Price Multi-Strategy Total Return Fund	$62,169,169	$400,000

T. Rowe Price New America Growth Fund, Inc.	$5,222,459,833	$2,500,000
T. Rowe Price New Era Fund, Inc.	$3,283,416,973	$2,100,000
T. Rowe Price New Horizons Fund, Inc.	$27,420,341,871	$2,500,000
T. Rowe Price New Income Fund, Inc.	$27,262,475,718	$2,500,000
T. Rowe Price Personal Strategy Funds, Inc.	$7,672,108,906	$2,500,000
T. Rowe Price Quantitative Management Funds, Inc.	$8,390,204,497	$2,500,000
T. Rowe Price Real Assets Fund, Inc.	$2,960,951,375	$1,900,000
T. Rowe Price Real Estate Fund, Inc.	$3,576,747,886	$2,300,000
T. Rowe Price Reserve Investment Funds, Inc.	$22,773,857,867	$2,500,000
T. Rowe Price Retirement Funds, Inc.	$156,166,908,040	$2,500,000
T. Rowe Price Science & Technology Fund, Inc.	$6,188,703,234	$2,500,000
T. Rowe Price Short-Term Bond Fund, Inc.	$6,868,281,026	$2,500,000
T. Rowe Price Small-Cap Stock Fund, Inc.	$9,890,585,149	$2,500,000
T. Rowe Price Small-Cap Value Fund, Inc.	$9,511,990,134	$2,500,000
T. Rowe Price Spectrum Fund, Inc.	$11,825,094,085	$2,500,000
T. Rowe Price State Tax-Free Funds, Inc.	$6,487,304,728	$2,500,000
T. Rowe Price Summit Funds, Inc.	$2,949,783,433	$1,900,000
T. Rowe Price Summit Municipal Funds, Inc.	$8,205,340,644	$2,500,000
T. Rowe Price Tax-Efficient Funds, Inc.	$559,055,545	$900,000
T. Rowe Price Tax-Exempt Money Fund, Inc.	$378,714,788	$750,000
T. Rowe Price Tax-Free High Yield Fund, Inc.	$5,499,671,520	$2,500,000
T. Rowe Price Tax-Free Income Fund, Inc.	$2,646,959,100	$1,900,000
T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.	$1,966,670,578	$1,500,000
T. Rowe Price Total Return Fund, Inc.	$63,190,664	$400,000
T. Rowe Price U.S. Bond Enhanced Index Fund, Inc.	$1,246,153,546	$1,250,000
T. Rowe Price U.S. Equity Research Fund, Inc.	$1,590,264,630	$1,500,000
T. Rowe Price U.S. Equity Research Fund	$1,590,264,630	$1,500,000
T. Rowe Price U.S. Large-Cap Core Fund, Inc.	$573,895,116	$900,000
T. Rowe Price U.S. Treasury Funds, Inc.	$13,037,454,063	$2,500,000
T. Rowe Price Value Fund, Inc.	$25,088,529,926	$2,500,000
Combined Total at Registrant Level	$849,818,449,591	$124,925,000
CURRENT AMOUNT OF THE FIDELITY BOND IN EFFECT IS $135MILLION

AGREEMENT CONCERNING ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

This Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries made as of the 31st day of August, 2019 by and among the management investment companies registered under the Investment Company Act of 1940 listed on Schedule I (each, an “Investment Company” and collectively, the “Investment Companies”) and the affiliated service providers to the Investment Companies (“Affiliated Providers”) which are defined as an listed on Schedule II, all of which are named insureds on a certain fidelity bond underwritten by ICI Mutual Insurance Company (the “Insurer”) covering certain acts relating to the Investment Companies (“Joint Fidelity Bond”).

WHEREAS: each of the Investment Companies has registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as diversified open-end management investment companies; and

WHEREAS: Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS: the Investment Companies each will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule;

NOW, THEREFORE, it is agreed as follows:

1.	The amount of coverage under the Joint Fidelity Bond shall at all times be at least equal in the amount to the sum of (a) the total amount of coverage that the Investment Company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had the Investment Company not been a named insured under the joint bond, plus (b) the amount of each bond that the Affiliated Providers would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Directors of the Investment Companies, including a majority of those Directors who are not “interested persons” of the Investment Company as defined by Section 2(a)(19) of the 1940 Act.

2.	In the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by any of the Investment Companies and one or more of the other named Insured, then each Investment Company sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Investment Company would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).

3.	In the event that the claims of loss of the Insureds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Investment Companies for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A.	First, all claims of each Investment Company which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Investment Company; and
B.	Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Investment Company in proportion to the total of the unsatisfied amount of the claims of each Investment Company.

4.	No premium shall be paid under the Joint Fidelity Bond unless the majority of the Board of Directors of each Investment Company named as an insured therein who are not “interested persons” of such Investment Companies as defined by Section 2(a)(19) of the 1940 Act, shall approve the allocation method and portion of the premium to be paid by such Investment Companies taking all relevant factors into consideration. Premiums due and payable under the Bond shall be paid 70% by the Investment Companies and 30% by the Affiliated Providers.

5.	Additional Parties to this Agreement: This Agreement is intended to cover all entities insured under the Joint Fidelity Bond. In addition to the named insureds, any new T. Rowe Price fund(s) registered after the inception of the bond will automatically be included as an insured under the current Joint Fidelity Bond until the next renewal of such Joint Fidelity Bond, at which point the Investment Company(ies) will be added to the list of Investment Companies in Schedule I in the Joint Fidelity Bond Agreement.

6.	This Agreement may be executed in multiple counterparts.

IN WITNESS WHEREOF, each Investment Company has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

/s/ David Oestreicher

____________________________________________________

Authorized Representative for Schedule I and Schedule II Insureds

SCHEDULE I[1]

The list of Investment Companies and the 17-g1 calculation (Exhibit A) is be based off of August 31, 2019 Gross Assets Under Management.

T. Rowe Price Balanced Fund, Inc.
T. Rowe Price Blue Chip Growth Fund, Inc.
T. Rowe Price Capital Appreciation Fund, Inc.
T. Rowe Price Communications and Technology Fund, Inc.
T. Rowe Price Corporate Income Fund, Inc.
T. Rowe Price Credit Opportunities Fund, Inc.
T. Rowe Price Diversified Mid-Cap Growth Fund, Inc.
T. Rowe Price Dividend Growth Fund, Inc.
T. Rowe Price Equity Income Fund, Inc.
T. Rowe Price Equity Series, Inc. (Variable Annuity)
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Blue Chip Growth Portfolio - II
T. Rowe Price Equity Income Portfolio
T. Rowe Price Equity Income Portfolio - II
T. Rowe Price Equity Index 500 Portfolio
T. Rowe Price Health Sciences Portfolio
T. Rowe Price Health Sciences Portfolio - II
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price Mid-Cap Growth Portfolio - II
T. Rowe Price New America Growth Portfolio
T. Rowe Price Moderate Allocation Portfolio
T. Rowe Price Financial Services Fund, Inc.
T. Rowe Price Fixed Income Series, Inc. (Variable Annuity)
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Limited-Term Bond Portfolio – II
T. Rowe Price Government Money Portfolio
T. Rowe Price Floating Rate Fund, Inc.
T. Rowe Price Global Allocation Fund, Inc.
T. Rowe Price Global Multi-Sector Bond Fund, Inc.
T. Rowe Price Global Real Estate Fund, Inc.
T. Rowe Price Global Technology Fund, Inc.
T. Rowe Price GNMA Fund, Inc.
T. Rowe Price Government Money Fund, Inc.
T. Rowe Price Growth & Income Fund, Inc.
T. Rowe Price Growth Stock Fund, Inc.
T. Rowe Price Health Sciences Fund, Inc.
T. Rowe Price High Yield Fund, Inc.

T. Rowe Price U.S. High Yield Fund
T. Rowe Price Index Trust, Inc.
T. Rowe Price Equity Index 500 Fund
T. Rowe Price Mid-Cap Index Fund
T. Rowe Price Small-Cap Index Fund
T. Rowe Price Extended Equity Market Index Fund
T. Rowe Price Total Equity Market Index Fund
T. Rowe Price Inflation Protected Bond Fund, Inc.
T. Rowe Price Institutional Equity Funds, Inc.
T. Rowe Price Institutional Large-Cap Core Growth Fund
T. Rowe Price Institutional Large-Cap Growth Fund
T. Rowe Price Institutional Large-Cap Value Fund
T. Rowe Price Institutional Mid-Cap Equity Growth Fund
T. Rowe Price Institutional Small-Cap Stock Fund
T. Rowe Price Institutional U.S. Structured Research Fund
T. Rowe Price Institutional Income Funds, Inc.
T. Rowe Price Institutional Cash Reserves Fund
T. Rowe Price Institutional Core Plus Fund
T. Rowe Price Institutional Floating Rate Fund
T. Rowe Price Institutional High Yield Fund
T. Rowe Price Institutional Long Duration Credit Fund
T. Rowe Price Institutional International Funds, Inc.
T. Rowe Price Institutional Africa & Middle East Fund
T. Rowe Price Institutional International Disciplined Equity Fund
T. Rowe Price Institutional Emerging Markets Bond Fund
T. Rowe Price Institutional Emerging Markets Equity Fund
T. Rowe Price Institutional Frontier Markets Equity Fund
T. Rowe Price Institutional Global Focused Growth Equity Fund
T. Rowe Price Institutional Global Growth Equity Fund
T. Rowe Price Institutional Global Value Equity Fund
T. Rowe Price Institutional International Core Equity Fund
T. Rowe Price Institutional International Growth Equity Fund
T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.
T. Rowe Price International Funds, Inc.
T. Rowe Price Africa & Middle East Fund
T. Rowe Price Asia Opportunities Fund
T. Rowe Price Dynamic Credit Fund
T. Rowe Price Dynamic Global Bond Fund
T. Rowe Price Emerging Europe Fund
T. Rowe Price Emerging Markets Bond Fund
T. Rowe Price Emerging Markets Corporate Bond Fund
T. Rowe Price Emerging Markets Discovery Stock Fund
T. Rowe Price Emerging Markets Local Currency Bond Fund

T. Rowe Price Emerging Markets Stock Fund
T. Rowe Price European Stock Fund
T. Rowe Price Global Consumer Fund
T. Rowe Price Global Growth Stock Fund
T. Rowe Price Global High Income Bond Fund
T. Rowe Price Global Industrials Fund
T. Rowe Price Global Stock Fund
T. Rowe Price International Bond Fund
T. Rowe Price International Bond Fund (USD Hedged)
T. Rowe Price International Disciplined Equity Fund
T. Rowe Price International Discovery Fund
T. Rowe Price International Value Equity Fund
T. Rowe Price International Stock Fund
T. Rowe Price Japan Fund
T. Rowe Price Latin America Fund
T. Rowe Price New Asia Fund
T. Rowe Price Overseas Stock Fund
T. Rowe Price International Index Fund, Inc.
T. Rowe Price International Equity Index Fund
T. Rowe Price International Series, Inc.
T. Rowe Price International Stock Portfolio
T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc.
T. Rowe Price Mid-Cap Growth Fund, Inc.
T. Rowe Price Mid-Cap Value Fund, Inc.
T. Rowe Price Multi-Sector Account Portfolios, Inc. (MAPS)
T. Rowe Price Emerging Markets Corporate Multi- Sector Account Portfolio
T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio
T. Rowe Price Floating Rate Multi-Sector Account Portfolio
T. Rowe Price High Yield Multi-Sector Account Portfolio
T. Rowe Price Investment-Grade Corporate Multi-Sector Account Portfolio
T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio
T. Rowe Price Multi-Strategy Total Return Fund
T. Rowe Price New America Growth Fund, Inc.
T. Rowe Price New Era Fund, Inc.
T. Rowe Price New Horizons Fund, Inc.
T. Rowe Price New Income Fund, Inc.
T. Rowe Price Personal Strategy Funds, Inc.
T. Rowe Price Personal Strategy Balanced Fund
T. Rowe Price Personal Strategy Growth Fund
T. Rowe Price Personal Strategy Income Fund
T. Rowe Price Quantitative Management Funds, Inc.
T. Rowe Price QM Global Equity Fund
T. Rowe Price QM U.S. Small-Cap Growth Equity Fund

T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund
T. Rowe Price QM U.S. Value Equity Fund
T. Rowe Price Real Assets Fund, Inc.
T. Rowe Price Real Estate Fund, Inc.
T. Rowe Price Reserve Investment Funds, Inc.
T. Rowe Price Treasury Reserve Fund
T. Rowe Price Government Reserve Fund
T. Rowe Price Short-Term Fund
T. Rowe Price Short-Term Government Fund
T. Rowe Price Retirement Funds, Inc.
T. Rowe Price Retirement Balance Fund
T. Rowe Price Retirement 2005 Fund
T. Rowe Price Retirement 2010 Fund
T. Rowe Price Retirement 2015 Fund
T. Rowe Price Retirement 2020 Fund
T. Rowe Price Retirement Income 2020 Fund
T. Rowe Price Retirement 2025 Fund
T. Rowe Price Retirement 2030 Fund
T. Rowe Price Retirement 2035 Fund
T. Rowe Price Retirement 2040 Fund
T. Rowe Price Retirement 2045 Fund
T. Rowe Price Retirement 2050 Fund
T. Rowe Price Retirement 2055 Fund
T. Rowe Price Retirement 2060 Fund
T. Rowe Price Retirement I 2005 Fund
T. Rowe Price Retirement I 2010 Fund
T. Rowe Price Retirement I 2015 Fund
T. Rowe Price Retirement I 2020 Fund
T. Rowe Price Retirement I 2025 Fund
T. Rowe Price Retirement I 2030 Fund
T. Rowe Price Retirement I 2035 Fund
T. Rowe Price Retirement I 2040 Fund
T. Rowe Price Retirement I 2045 Fund
T. Rowe Price Retirement I 2050 Fund
T. Rowe Price Retirement I 2055 Fund
T. Rowe Price Retirement I 2060 Fund
T. Rowe Price Retirement I Balanced Fund
T. Rowe Price Target 2005 Fund
T. Rowe Price Target 2010 Fund
T. Rowe Price Target 2015 Fund
T. Rowe Price Target 2020 Fund
T. Rowe Price Target 2025 Fund
T. Rowe Price Target 2030 Fund

T. Rowe Price Target 2035 Fund
T. Rowe Price Target 2040 Fund
T. Rowe Price Target 2045 Fund
T. Rowe Price Target 2050 Fund
T. Rowe Price Target 2055 Fund
T. Rowe Price Target 2060 Fund
T. Rowe Price Science & Technology Fund, Inc.
T. Rowe Price Short-Term Bond Fund, Inc.
T. Rowe Price Short-Term Bond Fund
T. Rowe Price Ultra Short-Term Bond Fund
T. Rowe Price Small-Cap Stock Fund, Inc.
T. Rowe Price Small-Cap Value Fund, Inc.
T. Rowe Price Spectrum Fund, Inc.
Spectrum Growth Fund
Spectrum Income Fund
Spectrum International Fund
T. Rowe Price State Tax-Free Funds, Inc.
T. Rowe Price California Tax-Free Bond Fund
T. Rowe Price California Tax-Free Money Fund
T. Rowe Price Georgia Tax-Free Bond Fund
T. Rowe Price Maryland Short-Term Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Money Fund
T. Rowe Price New Jersey Tax-Free Bond Fund
T. Rowe Price New York Tax-Free Bond Fund
T. Rowe Price New York Tax-Free Money Fund
T. Rowe Price Virginia Tax-Free Bond Fund
T. Rowe Price Summit Funds, Inc.
T. Rowe Price Cash Reserves Fund
T. Rowe Price Summit Municipal Funds, Inc.
T. Rowe Price Summit Municipal Income Fund
T. Rowe Price Summit Municipal Intermediate Fund
T. Rowe Price Summit Municipal Money Market Fund
T. Rowe Price Tax-Efficient Funds, Inc.
T. Rowe Price Tax-Efficient Equity Fund
T. Rowe Price Tax-Exempt Money Fund, Inc.
T. Rowe Price Tax-Free High Yield Fund, Inc.
T. Rowe Price Tax-Free Income Fund, Inc.
T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.
T. Rowe Price Tax-Free Ultra Short-Term Bond Fund
T. Rowe Price Total Return Fund, Inc.
T. Rowe Price U.S. Bond Enhanced Index Fund, Inc.
T. Rowe Price U.S. Equity Research Fund, Inc.

T. Rowe Price U.S. Equity Research Fund
T. Rowe Price U.S. Large-Cap Core Fund, Inc.
T. Rowe Price U.S. Treasury Funds, Inc.
U.S. Treasury Intermediate Fund
U.S. Treasury Long-Term Fund
U.S. Treasury Money Fund
T. Rowe Price Value Fund, Inc.

SCHEDULE II

The list of Affiliated Providers includes:

T. Rowe Price Group, Inc.
T. Rowe Price Advisory Services, Inc.
T. Rowe Price Associates, Inc.
T. Rowe Price (Canada), Inc.
T. Rowe Price Investment Services, Inc.
T. Rowe Price Retirement Plan Services, Inc.
T. Rowe Price Services, Inc.
T. Rowe Price Trust Company
T. Rowe Price International Limited
T. Rowe Price (Luxembourg) Management SARL
T. Rowe Price (Switzerland) GmbH
T. Rowe Price Australia Limited
T. Rowe Price Hong Kong Limited
T. Rowe Price Japan, Inc.
T. Rowe Price Singapore Private Ltd.
T. Rowe Price UK Limited

[1] Investment Companies as of August 31, 2019